SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of August 9, 2007 – Results for the Year Ended June 29, 2007 (IFRS).

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia,

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Results for the six months ended 29 June 2007 (IFRS)

Raising full year guidance

HALF YEAR HIGHLIGHTS

•                  Volume of 970 million unit cases, 16% above 2006,

•                  Solid progress in operating profit (EBIT) to €331 million, 19% above prior year, on a comparable basis,

•                  Net profit of €222 million, 16% above prior year, on a comparable basis,

•                  EPS of €0.92, 15% above prior year, on a comparable basis.

SECOND QUARTER HIGHLIGHTS

•                  Volume of 568 million unit cases, 14% above 2006,

•                  Strong operating profit (EBIT) momentum to €271 million, 21% above prior year, on a comparable basis,

•                  Net profit of €196 million, 14% above prior year, on a comparable basis,

•                  EPS of €0.81, 14% above prior year, on a comparable basis.

Note: Comparable financial indicators (previously referred to as ‘underlying’) exclude in 2007 the recognition of pre-acquisition tax losses and the results of Eurmatik which was acquired during the year and, in 2006, the recognition of pre-acquisition tax losses, significant restructuring costs and non-recurring items.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“We are pleased to report another strong quarter of robust volume growth and operating margin expansion, despite higher raw material costs and additional investment in our sales capabilities in the established markets. Based on the strong momentum we have seen in the first half of the year, we are confident in our prospects for the balance of the year and accordingly, are raising our full year guidance.

The second quarter also marked improved and sustainable margin expansion in the developing markets, continued strong profitability in Bulgaria and Romania post EU accession as well as further investments in Russian production capacity to further extend our market leadership in this high growth market.”

9 August 2007

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 29 June 2007 (IFRS)

Coca-Cola Hellenic Bottling Company S.A. (‘CCHBC’ or the ‘Company’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 540 million people. CCHBC shares are listed on the Athens Stock Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the United States (‘US GAAP’), which are available on our website: www.coca-colahbc.com.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the second quarter of 2007 financial results on 9 August 2007 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

INQUIRIES:

Company contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3229
Investor Relations Director	email: melina.androutsopoulou@cchbc.com

George Toulantas	Tel: +30 210 618 3255
Investor Relations Manager	email: george.toulantas@cchbc.com

Anna Konoplianikova	Tel: +30 210 618 3124
Investor Relations Analyst	email: anna.konoplianikova@cchbc.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

US press contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	email: jim.olecki@fd.com

Overview

Coca-Cola Hellenic Bottling Company S.A. delivered solid EBIT and EPS growth in the first half of 2007, driven by strong organic volume growth, effective revenue growth management and ongoing operating cost efficiencies. These factors, combined with the benefit of improved operating leverage, contributed to higher operating margins versus the comparable prior year period.

Volume grew by 16% for the first half of 2007 and approximately 13% excluding the contribution of Fonti del Vulture, which we did not own in the first half of 2006. This growth was achieved across all reporting segments with total carbonated soft drinks (‘CSDs’) growing by 9% and non-CSDs delivering double-digit growth. Strong marketplace execution, product innovation and marketing initiatives, as well as the benefit of favourable weather conditions witnessed across a number of our markets, contributed to this robust volume performance.

The successful launch of Coca-Cola Zero in eight of our markets, under our three-cola strategy, bolstered the overall growth in trademark Coca-Cola to 10% in the first half of 2007.  The combination of innovative media programs, extensive product sampling and retail activation has generated high levels of consumer interest leading to the volume of         Coca-Cola Zero being ahead of plan and market share gains in both the low calorie and total CSD categories.

Furthermore, in line with our innovation plans for the summer of 2007, we have introduced new products supported by exciting promotional campaigns. We are continuously expanding into the adjacent wellness and functional categories. During the second quarter, Multon introduced Rich Fruit Mix in Russia, an alternative snack fruit puree offered in eight different flavours. Rich Fruit Mix was launched in a new 200 ml re-sealable pouch pack suitable for on-the-go consumption. In Ireland we launched two vitamin enriched juice flavours under the Fruice Vital brand: Fruice Vital Orange with Omega 3 and Fruice Vital with Prebiotic. Other new product innovation in the second quarter included two new Cappy Ice Fruit flavours in Hungary, two new seasonal flavours under the Amita brand in Greece and new Römerquelle Emotion flavours.

Following the success of the sleek can package in certain European countries, we introduced this elegant and convenient package in Italy. Other package innovation included the introduction of a 250 ml returnable glass bottle for mid-carbonated Naturaqua water in Hungary and colourful 330ml PET packages for Avra Bloom water in Greece, designed specifically for children. In addition, we continue extending the use of the ultra glass bottle for CSDs across our markets.

During the second quarter, we agreed to acquire 100% of Aquavision, a company that owns a newly constructed plant in Russia comprising four production lines, warehousing facilities and office space. This acquisition provides immediate incremental installed production capacity, allowing CCHBC to accelerate its growth plans in Russia, while capturing operational cost savings through optimisation of our plant infrastructure and logistics function.  Importantly, the production facility is capable of producing our full range of non-alcoholic beverages supporting our long-term strategy of further building upon our leadership position in this high-growth market.

Operational Review by Reporting Segments

	Volume (million unit cases)
Six months	2007	2006	% Change
Established Markets	332.4	291.5	+14%
Developing Markets	184.4	159.4	+16%
Emerging Markets	453.2	384.5	+18%
CCHBC	970.0	835.4	+16%

	Comparable EBIT* (€ million)			Reported EBIT (€ million)
Six months	2007	2006	% Change	2007	2006	% Change
Established Markets	151.5	151.8	—	151.2	133.2	+14%
Developing Markets	47.9	26.0	+84%	47.9	20.6	>100%
Emerging Markets	131.7	100.4	+31%	131.7	90.0	+46%
CCHBC	331.1	278.2	+19%	330.8	243.8	+36%

	Volume (million unit cases)
2nd Quarter	2007	2006	% Change
Established Markets	188.2	166.4	+13%
Developing Markets	110.3	96.7	+14%
Emerging Markets	269.2	232.8	+16%
CCHBC	567.7	495.9	+14%

	Comparable EBIT* (€ million)			Reported EBIT (€ million)
2nd Quarter	2007	2006	% Change	2007	2006	% Change
Established Markets	112.1	106.5	+5%	111.8	107.4	+4%
Developing Markets	45.1	32.3	+40%	45.1	29.5	+53%
Emerging Markets	113.7	85.3	+33%	113.7	76.1	+49%
CCHBC	270.9	224.1	+21%	270.6	213.0	+27%

Note: Comparable financial indicators (previously referred to as ‘underlying’) exclude in 2007 the recognition of pre-acquisition tax losses and the results of Eurmatik which was acquired during the year and, in 2006, the recognition of pre-acquisition tax losses, significant restructuring costs and non-recurring items.

Established markets

Volume

Unit case volume was 332 million in the first half of 2007, 14% above the prior year and 188 million for the quarter, 13% above prior year. Excluding the impact of Fonti del Vulture, which we did not own in the first six months of last year, volume grew by 5% in the first half and 3% in the second quarter. The launch of Coca-Cola Zero in Ireland, Greece and Switzerland during the first quarter and in Austria and Italy in the second quarter was the key driver of strong double-digit growth in the low calorie category. In Greece, mid-single digit growth during the half year period was driven by continued strong market execution, the launch of Coca-Cola Zero and favourable weather. In Italy, we continue to leverage our route-to-market initiatives to reposition Fonti del Vulture’s water brands, support the roll out of Coca-Cola Zero and drive immediate consumption through the introduction of the sleek can package. Austria and Switzerland reported improved volume performance during both periods under review.

Operating profit (EBIT)

Established markets contributed €151 million to the Group’s EBIT for the first half of 2007, flat versus prior year and €112 million for the quarter, 5% above prior year on a comparable basis. Strong volume and price and mix realisation were offset by higher raw material costs and strategic investments in commercial capabilities and route-to-market initiatives, which we believe will lead to future sustainable volume and profit growth. During the first six months, profitability in Greece remained relatively stable despite higher raw material costs, while planned sales investments in Switzerland led to a negative profit performance.

Developing markets

Volume

Unit case volume was 184 million for the first half of 2007, 16% above the prior year and 110 million for the quarter, 14% above the prior year. Volume grew in the double digits in Poland, the Czech Republic and Croatia in both periods under review. Hungary continued to perform well with solid volume growth in the mid-single digits. During both periods under review, CSD volumes grew mid- to high-single digits led by the growth of core CSD brands. Volume across all non-CSD categories grew by double digits during the second quarter and the first half. Our performance in this segment was a result of strong market-place execution, product innovation and planned marketing support across CSD, water, juice, tea, energy and sport drink categories. In Hungary, we entered the high value energy drinks category through the introduction of Burn in aluminium bottle and slim can packages.

Operating profit (EBIT)

On a comparable basis, developing markets contributed €48 million to the Company’s EBIT for the half year, representing an increase of 84% compared to the same period of 2006 and €45 million for the quarter, an increase of 40% compared to the second quarter of 2006. This significant profit improvement was driven by strong volume growth and effective revenue growth management initiatives. Our continued focus on product cost efficiencies and effective asset utilisation led to considerable operating margin improvement for both periods under review.

Emerging markets

Volume

Unit case volume was 453 million for the first half of 2007, 18% above the prior year and 269 million for the quarter, 16% above the prior year. Russia, Romania, Ukraine and Bulgaria led this strong segmental performance, all posting double-digit volume growth in the first six months. Although cycling growth of over 20% for the comparable period in the prior year, Russia achieved low double-digit volume growth in the first half, primarily driven by strong growth in the juice, water and ready-to-drink tea categories. An increase in the rate of value added tax in Nigeria in June resulted in a nationwide strike lasting four days and a consequent disruption to our normal operating activities. Although only modest volume growth was achieved in Nigeria during the second quarter, volume in the first half of the year grew in the high single digits.

Operating profit (EBIT)

Emerging markets contributed €132 million to the Group’s EBIT for the first half of 2007 representing an increase of 31% over the prior year and €114 million for the quarter, 33% over the prior year, on a comparable basis. Strong volume growth, the realisation of planned price and mix benefit and improved operating margins were the main drivers of the significant profit improvement in this segment during both periods under review.  Russia led segmental profit growth during the quarter resulting from balanced pricing and mix benefits and ongoing cost control initiatives as we continue our focus on driving value and building a sustainable profitable business. Profitability in Romania and Bulgaria grew strongly as we successfully adapted our business to the positive market environment arising from the recent accession of these countries to the European Union.

Group Financial Review

	Six months
	2007	2006	% Change
	€ million	€ million
Volume in unit cases (in millions)	970.0	835.4	+16%
Net sales revenue	3,099.9	2,642.7	+17%
Cost of goods sold	(1,837.8)	(1,575.7)	+17%
Gross profit	1,262.1	1,067.0	+18%
Total operating expenses	(931.3)	(823.2)	+13%
Comparable total operating expenses*	(930.4)	(788.8)	+18%
Operating profit (EBIT)	330.8	243.8	+36%
Comparable operating profit (EBIT)*	331.1	278.2	+19%
EBITDA	504.8	428.1	+18%
Comparable EBITDA*	504.8	440.1	+15%
Net profit attributable to shareholders	221.7	173.4	+28%
Comparable net profit attributable to shareholders*	221.7	191.7	+16%
Comparable basic EPS (in euro)*	0.92	0.80	+15%

	Second quarter
	2007	2006	% Change
	€ million	€ million
Volume in unit cases (in millions)	567.7	495.9	+14%
Net sales revenue	1,844.5	1,575.1	+17%
Cost of goods sold	(1,069.3)	(926.0)	+15%
Gross profit	775.2	649.1	+19%
Total operating expenses	(504.6)	(436.1)	+16%
Comparable total operating expenses*	(503.7)	(425.1)	+18%
Operating profit (EBIT)	270.6	213.0	+27%
Comparable operating profit (EBIT)*	270.9	224.1	+21%
EBITDA	360.3	305.7	+18%
Comparable EBITDA*	360.3	306.0	+18%
Net profit attributable to shareholders	196.3	167.8	+17%
Comparable net profit attributable to shareholders*	196.3	171.5	+14%
Comparable basic EPS (in euro)*	0.81	0.71	+14%

Note: Comparable financial indicators (previously referred to as ‘underlying’) exclude in 2007 the recognition of pre-acquisition tax losses and the results of Eurmatik which was acquired during the year and, in 2006, the recognition of pre-acquisition tax losses, significant restructuring costs and non-recurring items.

Net sales revenue

Net sales revenue increased by approximately 17% in both the first half and the second quarter of 2007 versus the same periods in 2006. Net sales revenue per unit case for the Group, excluding the impact of the acquisition of the Italian water business Fonti del Vulture, increased by approximately 4% on a currency neutral basis in the first half of 2007 versus the first half of 2006. In the established segment, excluding Fonti del Vulture, net sales revenue per unit case increased by approximately 2% and in the developing and emerging markets increased by approximately 6% and 7% respectively, all driven by various revenue growth initiatives including price increases and mix improvements.

Cost of goods sold

Cost of goods sold increased by 17% over the first half and by 15% over the second quarter versus the prior year. Ιn the first half, comparable cost of goods sold per unit case, excluding Fonti del Vulture, grew 2% overall driven by mix and raw material costs.

Gross profit

Gross profit margin over the first half increased from 40.4% last year to 40.7%. For the second quarter, gross profit margins also increased from 41.2% last year to 42.0% this year. Margin improvement was driven by revenue growth initiatives as well as our continued focus on driving supply chain efficiencies helping to offset the raw material cost pressures.

Operating expenses

On a comparable basis, total operating expenses increased by 18% in both the first half and the second quarter of 2007 versus the same periods in 2006 (on a per unit case basis the increase was less than 2% for the first half and 4% for the second quarter of 2007 compared to corresponding periods in 2006). The main focus of our investments remains in the commercial and logistics areas as we further build our sales force capabilities and strengthen our route-to market in the established markets.

Operating profit (EBIT)

On a comparable basis, operating profit (EBIT) increased by 19% for the first half from €278 million last year to €331 million and by 21% for the quarter from €224 million last year to €271 million. Solid volume growth, improvement in unit case gross margin and continued focus on cost control with selective investments in the sales force and route-to-market allowed us to grow operating profit ahead of volume while positioning ourselves to capture future growth opportunities. Comparable EBIT margin increased 20 basis points in the first half of 2007 and 50 basis points in the second quarter versus the same periods in 2006.

Tax

CCHBC’s effective tax rate was approximately 22% versus 19% for the same period last year on a comparable basis. The 2006 comparative tax charge was reduced from the expected rate of 22% due to the full recognition of accumulated post-acquisition tax losses of the Russian operation. This rate is quoted before any tax credit arising from the current recognition of acquired and previously unrecognised accumulated tax benefits. The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories.

Net profit

Net profit for the first half of 2007 increased by 16% from €192 million last year to €222 million and by 14% for the quarter from €172 million last year to €196 million in 2007.

Cash flow

Cash flow generated from operating activities increased by €70 million from €270 million during the first half of 2006 to €340 million in 2007. The improvement in operating cash flow was partly attributable to focused efforts to reduce financial working capital as one of our “Excellence Across the Board” initiatives. After deducting net capital expenditure, operating cash flow was €118 million during the first half of 2007, compared to €106 million in the same period last year.

Capital expenditure

CCHBC’s capital expenditure, net of receipts from disposal of assets and including principal repayments of finance lease obligations, amounted to €223 million for the first half of 2007 (7% of net sales revenue), compared to €163 million (6% of net sales revenue)  for the same period last year.

2007 Full Year Outlook

CCHBC’s strong operating performance continued in the second quarter of the year. Despite higher raw material costs and investments behind our route-to-market initiatives, continued momentum in our business has positioned us ahead of our mid-year plans. As previously communicated, we expect raw material cost pressures to moderate in the second half of the year.

Our innovation plans are being successfully rolled out and our market place execution capability is driving strong performance of our expanded beverage portfolio. In addition, our three strategic initiatives - route-to-market, customer-centric capabilities and working capital management - are driving continuous improvements to further strengthen our business. As a result we are raising our 2007 financial targets, on a comparable basis, as follows:

•                              Volume growth of 11-13% (previously 7-8%),

•                              EBIT growth of 18-20% (previously 11-13%),

•                              EPS of €1.85-€1.88 an increase of 17-19% (previously €1.77-€1.80),

•                              ROIC improvement of approximately 100 basis points (previously 75 basis points).

The effective tax rate for the full year 2007 is expected to be approximately 22%.

As we continue to invest in growing our business, we expect our net capital expenditure to be approximately €525 million for the year.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2007 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

 Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 29 June 2007 (IFRS)

Condensed consolidated income statement

	Note	Six months to 29 June 2007	Six months to 30 June 2006
		€ million	€ million

Net sales revenue	3	3,099.9	2,642.7
Cost of goods sold		(1,837.8)	(1,575.7)

Gross profit		1,262.1	1,067.0

Operating expenses		(931.0)	(788.8)
Adjustments to intangible assets	4	(0.3)	(7.8)
Significant restructuring costs	5	—	(37.1)
Non-recurring items	6	—	10.5
Total operating expenses		(931.3)	(823.2)

Operating profit (EBIT)	3	330.8	243.8

Finance costs	7	(36.8)	(34.9)
Share of results of equity method investments		0.3	0.5

Profit before taxation		294.3	209.4

Taxation	8	(66.0)	(34.3)

Profit for the period		228.3	175.1

Attributable to:
Minority interests		6.6	1.7
Shareholders of the Group		221.7	173.4
		228.3	175.1

Basic earnings per share (euro)	9	0.92	0.72
Diluted earnings per share (euro)	9	0.91	0.72

Volume (million unit cases)	3	970.0	835.4

EBITDA (€ million)	3	504.8	428.1

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

	Note	Three months to 29 June 2007	Three months to 30 June 2006
		€ million	€ million

Net sales revenue	3	1,844.5	1,575.1
Cost of goods sold		(1,069.3)	(926.0)

Gross profit		775.2	649.1

Operating expenses		(504.3)	(425.1)
Adjustments to intangible assets	4	(0.3)	(4.2)
Significant restructuring costs	5	—	(17.3)
Non-recurring items	6	—	10.5
Total operating expenses		(504.6)	(436.1)

Operating profit (EBIT)	3	270.6	213.0

Finance costs	7	(16.9)	(17.8)
Share of results of equity method investments		0.4	0.5

Profit before taxation		254.1	195.7

Taxation	8	(53.4)	(27.6)

Profit for the period		200.7	168.1

Attributable to:
Minority interests		4.4	0.3
Shareholders of the Group		196.3	167.8
		200.7	168.1

Basic & diluted earnings per share (euro)	9	0.81	0.70

Volume (million unit cases)	3	567.7	495.9

EBITDA (€ million)	3	360.3	305.7

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 29 June 2007 (IFRS)

Condensed consolidated balance sheet

	Note	As at 29 June 2007	As at 30 June 2006	As at 31 December 2006
		€ million	€ million	€ million
Assets

Intangible assets	10	1,874.0	1,856.9	1,865.7
Property, plant and equipment	10	2,607.9	2,368.8	2,497.7
Other non-current assets		76.4	81.0	70.8

Total non-current assets		4,558.3	4,306.7	4,434.2

Inventories		563.0	477.7	419.3
Trade and other receivables		1,228.8	1,069.0	922.5
Assets classified as held for sale	11	2.6	1.8	1.8
Cash and cash equivalents	12	314.4	225.5	305.5

Total current assets		2,108.8	1,774.0	1,649.1

Total assets		6,667.1	6,080.7	6,083.3

Liabilities

Short-term borrowings	12	266.2	346.1	306.9
Other current liabilities		1,541.6	1,280.2	1,118.1

Total current liabilities		1,807.8	1,626.3	1,425.0

Long-term borrowings	12	1,596.6	1,592.6	1,597.8
Other non-current liabilities		392.7	334.3	336.4

Total non-current liabilities		1,989.3	1,926.9	1,934.2

Shareholders’ equity		2,776.7	2,432.8	2,630.3
Minority interests		93.3	94.7	93.8

Total equity		2,870.0	2,527.5	2,724.1

Total equity and liabilities		6,667.1	6,080.7	6,083.3

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 29 June 2007 (IFRS)

Condensed consolidated cash flow statement

	Note	Six months to 29 June 2007	Six months to 30 June 2006	Year ended 31 December 2006
		€ million	€ million	€ million
Operating activities:
Operating profit		330.8	243.8	507.1
Depreciation of property, plant and equipment	10	169.9	161.8	329.1
Amortisation of intangible assets	10	1.0	1.6	2.4
Adjustments to intangible assets	4	0.3	7.8	7.8
Employee share options		2.8	1.8	4.0
Impairment of plant and equipment		—	11.3	24.5
		504.8	428.1	874.9

Losses / (gains) on disposal of non-current assets		2.1	(15.6)	(11.1)
Increase in inventories		(142.2)	(90.7)	(32.7)
Increase in trade and other receivables		(297.9)	(221.2)	(66.9)
Increase in trade payables and other liabilities		310.8	199.1	111.2
Taxation paid		(37.5)	(30.1)	(102.3)
Cash flow generated from operating activities		340.1	269.6	773.1

Investing activities:
Payments for purchase of property, plant and equipment and intangible assets		(218.9)	(183.5)	(519.3)
Receipts from disposal of property, plant and equipment		4.4	27.0	37.8
Net receipts from / (payments for) investments		1.2	(0.1)	9.3
Net payments for acquisition of subsidiaries and joint ventures		(12.8)	(66.6)	(78.1)
Net cash used in investing activities		(226.1)	(223.2)	(550.3)

Financing activities:
Proceeds from shares issued to employees exercising stock options		—	—	22.5
Net (decrease) / increase in borrowings		(54.8)	115.2	44.6
Principal repayments of finance lease obligations		(8.0)	(6.7)	(20.4)
Net interest paid		(39.4)	(34.8)	(68.0)
Dividends paid to Group shareholders and minority Interests		(2.6)	(73.8)	(78.1)
Net cash used in financing activities		(104.8)	(0.1)	(99.4)

Increase in cash and cash equivalents		9.2	46.3	123.4

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		305.5	182.4	182.4
Increase in cash and cash equivalents		9.2	46.3	123.4
Effect of changes in exchange rates		(0.3)	(3.2)	(0.3)

Cash and cash equivalents		314.4	225.5	305.5

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 29 June 2007 (IFRS)

Consolidated statement of changes in equity

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2,447.9
Net profit for the period	—	—	—	—	173.4	173.4	1.7	175.1
Valuation gains on available-for-sale investments taken to equity	—	—	—	1.2	—	1.2	—	1.2
Cash flow hedges:
Gains taken to equity	—	—	—	2.9	—	2.9	—	2.9
Losses transferred to profit and loss for the period	—	—	—	0.6	—	0.6	—	0.6
Foreign currency translation	—	—	(26.3)	—	—	(26.3)	(1.8)	(28.1)
Tax on items taken directly to or transferred from equity	—	—	—	(1.0)	—	(1.0)	—	(1.0)
Comprehensive income / (loss)	—	—	(26.3)	3.7	173.4	150.8	(0.1)	150.7
Share based compensation
Options	—	—	—	1.8	—	1.8	—	1.8
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Minority interest arising on acquisitions	—	—	—	—	—	—	3.5	3.5
Appropriation of reserves	—	—	—	11.1	(11.1)	—	—	—
Dividends	—	—	—	—	(72.2)	(72.2)	(4.0)	(76.2)
Balance as at 30 June 2006	120.3	1,675.7	117.9	287.5	231.4	2,432.8	94.7	2,527.5
Net profit for the period	—	—	—		160.3	160.3	5.8	166.1
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.9	—	0.9	—	0.9
Cash flow hedges:
Losses taken to equity	—	—	—	(3.2)	—	(3.2)	—	(3.2)
Gains transferred to profit and loss for the period	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Foreign currency translation	—	—	14.6	—	—	14.6	(1.3)	13.3
Tax on items taken directly to or transferred from equity	—	—	—	0.4	—	0.4	—	0.4
Comprehensive income / (loss)	—	—	14.6	(2.1)	160.3	172.8	4.5	177.3
Shares issued to employees exercising stock options	0.7	21.8	—	—	—	22.5	—	22.5
Share based compensation:
Options	—	—	—	2.2	—	2.2	—	2.2
Minority interest arising on acquisitions	—	—	—	—	—	—	0.2	0.2
Acquisition of shares held by minority interests	—	—	—	—	—	—	(3.4)	(3.4)
Appropriation of reserves	—	—	—	10.1	(10.1)	—	—	—
Dividends	—	—	—	—	—	—	(2.2)	(2.2)
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€million	€million	€million	€million	€million	€million	€million
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1
Net profit for the period	—	—	—		221.7	221.7	6.6	228.3
Valuation gains on available-for-sale investments taken to equity	—	—	—	2.1	—	2.1	—	2.1
Cash flow hedges:
Losses taken to equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Losses transferred to profit and loss for the period	—	—	—	0.3	—	0.3	—	0.3
Foreign currency translation	—	—	(1.0)	—	—	(1.0)	(0.5)	(1.5)
Tax on items taken directly to or transferred from equity	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Comprehensive income / (loss)	—	—	(1.0)	0.8	221.7	221.5	6.1	227.6
Share based compensation
Options	—	—	—	2.8	—	2.8	—	2.8
Movement in treasury shares	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Appropriation of reserves	—	—	—	15.6	(15.6)	—	—	—
Dividends	—	—	—	—	(77.5)	(77.5)	(6.6)	(84.1)
Balance as at 29 June 2007	121.0	1,697.5	131.5	316.5	510.2	2,776.7	93.3	2,870.0

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 29 June 2007 (IFRS)

Selective explanatory notes to the condensed consolidated financial statements

1.                                      Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006, except that the following new accounting standards and interpretations have been implemented in 2007: International Financial Reporting Standard (‘IFRS’) 7, Financial Instruments Disclosures, IFRIC 10, Interim Financial Reporting and Impairment and IFRIC 9, Reassessment of Embedded Derivatives. None of these have had a material impact on the current or prior periods.

Operating results for the six months ended 29 June 2007 are not indicative of the results that may be expected for the year ended 31 December 2007 because of business seasonality.  Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union applicable to Interim Financial Reporting (‘IAS 34’). These condensed consolidated financial statements should be read in conjunction with the 2006 annual financial statements, which include a full description of the accounting policies of Coca-Cola HBC (‘CCHBC’ or the ‘Company’).

Certain comparative figures have been reclassified to conform with changes in presentation in the current period.

2.                                      Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average Six months ended		Closing as at
			29 June	31 December
	2007	2006	2007	2006
US dollar	1.33	1.23	1.34	1.32
UK sterling	0.67	0.69	0.67	0.67
Polish zloty	3.84	3.92	3.80	3.83
Nigerian naira	170.71	158.47	171.49	169.00
Hungarian forint	249.69	263.30	247.70	253.70
Swiss franc	1.64	1.56	1.65	1.61
Russian rouble	34.68	33.98	34.73	34.70
Romanian lei	3.32	3.54	3.17	3.37

3.                                      Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Six Months Ended
	29 June 2007	30 June 2006	29 June 2007	30 June 2006
Volume in unit cases (million)
Established countries	188.2	166.4	332.4	291.5
Developing countries	110.3	96.7	184.4	159.4
Emerging countries	269.2	232.8	453.2	384.5
	567.7	495.9	970.0	835.4

Net sales revenue (€ million)
Established countries	749.5	704.7	1,317.4	1,221.3
Developing countries	343.0	269.9	559.4	441.7
Emerging countries	752.0	600.5	1,223.1	979.7
	1,844.5	1,575.1	3,099.9	2,642.7

EBITDA (€ million)
Established countries	140.8	144.2	210.3	209.5
Developing countries	63.2	48.4	82.1	56.2
Emerging countries	156.3	113.1	212.4	162.4
	360.3	305.7	504.8	428.1

EBIT (€ million)
Established countries	111.8	107.4	151.2	133.2
Developing countries	45.1	29.5	47.9	20.6
Emerging countries	113.7	76.1	131.7	90.0
	270.6	213.0	330.8	243.8
Reconciling items (€ million)
Finance costs			(36.8)	(34.9)
Share of results of equity method investments			0.3	0.5
Taxation			(66.0)	(34.3)
Minority interests			(6.6)	(1.7)
Profit for the period attributable to shareholders of the Group			221.7	173.4

	As at
	29 June 2007	31 December 2006
Total assets (€ million)
Established countries	3,357.3	3,111.2
Developing countries	1,095.3	951.6
Emerging countries	2,382.4	1,938.6
Corporate / intersegment receivables	(167.9)	81.9
	6,667.1	6,083.3

4.                                      Adjustments to intangible assets

CCHBC recognises deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, Income Taxes, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €0.3 million (2006: €7.8 million) has been recorded in operating expense for the first six months of the year and a deferred tax credit of €0.2 million (2006: €7.8 million) included within taxation on the income statement. The respective charge for the second quarter of 2007 was €0.3 million (2006: €4.2 million) and the deferred tax credit was €0.2 million (2006: €4.2 million).

5.                                      Significant restructuring costs

Restructuring costs are shown separately on the face of the income statement, when significant, in the period to which they relate. In the first six months of 2006 restructuring charges of €37.1 million before tax were recorded. These comprised cash restructuring charges of €22.5 million, charges for the impairment of property, plant and equipment of €11.3 million and accelerated depreciation of €3.3 million. For the second quarter of 2006, the €17.3 million of restructuring costs comprised €10.7 million of cash restructuring charges, €5.0 million of impairment losses and €1.6 million of accelerated depreciation.

6.                                      Non-recurring items

Non-recurring items, for the first six months and the second quarter of 2006, refer to the sale of the production site in Dublin, Republic of Ireland for €14.8 million, as a result of the restructuring activities in prior years for the consolidation of the production in a single all-island site in Northern Ireland, and the initial provision for the fine imposed in Greece by the Greek Competition Authority of €4.3 million.

7.                                      Finance costs

	Six months to 29 June 2007	Six months to 30 June 2006
	€ million	€ million
Interest expense	41.7	37.8
Net foreign exchange translation losses	0.2	1.0
Fair value losses on interest rate swaps	—	0.2
Interest income	(5.1)	(4.1)
Total finance costs	36.8	34.9

	Three months to 29 June 2007	Three months to 30 June 2006
	€ million	€ million
Interest expense	20.9	19.8
Net foreign exchange translation (gains)/losses	(1.2)	0.5
Fair value (gains)/losses on interest rate swaps	(0.1)	0.2
Interest income	(2.7)	(2.7)
Total finance costs	16.9	17.8

8.                                      Taxation

The effective tax rate for the Company differs from the 2007 Greek statutory rate of 25% (2006: 29%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Company operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Company range from 0%-37%.

A best estimate of the expected full year average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which do not necessarily refer to the current period’s operations.

The effective tax rate (excluding the adjustments to intangible assets) is expected to be approximately 22% for the full year 2007. This rate is quoted before any tax credit is recognised for the current recognition of acquired and previously unrecognised accumulated tax benefits.

9.                                      Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares in issue during the period (2007: 242,067,916 shares, 2006: 240,692,002 shares). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

10.                               Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million
Opening net book value as at 1 January 2007	2,497.7	1,865.7
Additions	315.0	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(0.3)
Arising on current year’s acquisitions	1.5	15.4
Arising on Fonti del Vulture (Note 16)	(30.7)	(2.2)
Arising on other prior year acquisitions	(2.9)	2.4
Disposals	(5.7)	—
Transfer to assets classified as held for sale	(0.8)	—
Depreciation / amortisation	(169.9)	(1.0)
Foreign exchange differences	3.7	(6.0)
Closing net book value as at 29 June 2007	2,607.9	1,874.0

11.                               Assets classified as held for sale

It is the Group’s intention to dispose of certain land and buildings as part of the restructuring plan in Greece. As at 29 June 2007, the net book value of these assets was €2.6 million. The proceeds from the sale of assets classified as held for sale, net of disposal costs are expected to exceed their carrying value.

12.                               Net debt

	As at 29 June 2007	As at 30 June 2006	As at 31 December 2006
	€ million	€ million	€ million

Long-term borrowings	1,596.6	1,592.6	1,597.8

Short-term borrowings	266.2	346.1	306.9

Cash and cash equivalents	(314.4)	(225.5)	(305.5)

Net debt	1,548.4	1,713.2	1,599.2

13.                               Dividends

The shareholders approved a dividend of €0.32 per share (totalling €77.5 million) for the year ended 31 December 2006, at the Annual General Meeting held on 20 June 2007. The dividend was paid in July 2007 and is included in the balance of other current liabilities.

14.                               Contingencies

There have been no significant changes in contingencies since 31 December 2006 (as described in the 2006 Annual Report available at the Company’s web site address www.coca-colahbc.com).

15.                               Recent acquisitions

On 31 May 2007, the Group acquired 100% of Eurmatik S.r.l., (‘Eurmatik’) a local full-line vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. The total consideration for the transaction is €15.8 million (including debt but excluding acquisition costs). The acquisition of Eurmatik is not expected to materially affect group profitability in the near term. At this stage, the acquisition has resulted in the recording of goodwill of €13.3 million and other intangible assets of €2.1 million. The fair values of significant assets acquired and liabilities assumed are preliminary and pending finalisation.

16.                               Prior year acquisition of Fonti Del Vulture

Fonti Del Vulture S.r.l., (“Fonti del Vulture”) was acquired on 5 July 2006, jointly with The Coca-Cola Company. The recent finalisation of the arrangements for The Coca-Cola Company’s and CCHBC’s relationship with Fonti del Vulture has resulted in the assets and liabilities of the acquired entity being retained by Fonti del Vulture (where they are subject to the equity method of accounting) rather than being distributed to the owners of Fonti del Vulture. This change has been reflected in the income statements and cash flow statements for the six month and three month period ended 29 June 2007, and in the balance sheet as at 29 June 2007.

Details of the acquisition for the purpose of CCHBC reporting are as follows:

	As reported at 31 December 2006	Adjusted values
	€ million	€ million
Goodwill	2.2	—
Property, plant and equipment	30.6	—
Other non-current assets	2.4	5.8
Current assets	9.0	—
Short term borrowings	(11.8)	—
Other current liabilities	(13.8)	—
Long term borrowings	(11.4)	—
Other non-current liabilities	(1.4)	—
Fair value of net assets acquired	5.8	5.8

17.                               Post-balance sheet events

On 5 July, 2007, the Company agreed to acquire 100% of Aquavision, a company owning a newly constructed production facility in Russia. The plant, located in close proximity to Moscow, covers a total area of 35 hectares with four production lines (including two aseptic lines), warehousing facilities and office space. The new site provides the Company with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including carbonated soft drinks, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Aquavision has recently launched juice products under the ‘botaniQ’ trademark which is also included in the transaction. The total consideration for the transaction is expected to be €191.5 million, including debt but excluding acquisition costs. The final consideration is subject to adjustments depending on the final working capital. The transaction is subject to regulatory approval.

18.                               Employee numbers

The average number of full-time equivalent employees in the first six months of 2007 was 44,486 (2006: 42,503).

Translation from the original text in Greek

Report on Review of Interim Financial Information

To the Shareholders of Coca-Cola Hellenic Bottling Company S.A.

Introduction

We have reviewed the accompanying condensed consolidated balance sheet of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (the “Group”) as of 29 June 2007 and the related condensed consolidated statements of income and cash flows and consolidated statement of changes in equity for the six-month period then ended, and the selected explanatory notes, as set out on pages 12 to 23. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with International Financial Reporting Standards as adopted by European Union and as applicable to interim financial reporting (“IAS 34”).  Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” to which Greek Auditing Standards refer to.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Greek Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Athens, 9 August 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date August 9, 2007